UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

UNITED RETAIL GROUP, INC.
(Name of Subject Company)

UNITED RETAIL GROUP, INC.
(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(including associated Preferred Stock Purchase Right)
(Title of Class of Securities)

911380103
(CUSIP Number of Class of Securities)

Raphael Benaroya
Chairman of the Board, President and Chief Executive Officer
United Retail Group, Inc.
365 West Passaic Street
Rochelle Park, New Jersey 07662
(201) 845-0880

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq.
Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed by United Retail Group, Inc., a Delaware corporation, on September 25, 2007.  Except as otherwise noted, the information set forth in the original Schedule 14D-9 remains unchanged.  Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(6)	Memorandum to Associates, dated September 27, 2007 regarding certain effects of the Offer and Merger
(a)(7)	E-mail to Non-Management Directors, dated September 27, 2007 regarding certain effects of the Offer and Merger

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED RETAIL GROUP, INC.

By:	/s/ George R. Remeta
George R. Remeta
Chief Administrative Officer

Dated: September 27, 2007